FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

September 8, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 8, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that the metallurgical assement on the Pampa de Pongo Iron Deposit, Peru continues to return positive results and that the mine scoping study is nearing completion

Item 5.	Full Description of Material Change

The Issuer reports an update on the Pampa de Pongo Iron Deposit metallurgical assessment, currently in progress at the Natural Resources Research Institute (NRRI), Minnesota.  Bench-scale mini-pot pellets returned a preliminary grade of 65.1% iron.  Pilot-scale pelletizing and fired-pellet production has also been completed and, as planned, 98 kg (216 lbs) of pellets were produced with three full pot-grate tests.

A representative sample of pellets has been shipped for further evaluation by MIDREX Technologies, Inc., the world leader in gas-based Direct Reduced Iron (DRI) technology.  DRI grade pellets are premium products and typically attract higher value contracts than Blast Furnace grade pellets.

The Issuer is also pleased to announce that the SRK mine scoping study on the Pampa de Pongo iron deposit is nearing completion.  Inclusion of positive, commercial-scale metallurgical work into the Scoping Study is expected to add significant value to the Pampa de Pongo project, which is situated in the Marcona Iron District of southern Peru – in close proximity to major infrastructure, including a deep water port, the Pan American Highway, power and a skilled labour force.

Bench-Scale Metallurgical Testing

ICP chemical analysis of the mini-pot produced pellets (shown in Plate 1) has been reported by NRRI, as follows:

Component	%
Fe	65.10
SiO2	1.65
Al2O3	1.02
CaO	0.40
MgO	3.63
P	BDL*
S	0.015
TiO2	0.071
Na2O	0.056
K2O	0.029

 *BDL is “below detectable limits” of the
 ICP (<0.001%).

The previously reported pellet strength of 421 pounds-force has now been further improved to 477 pounds-force for the mini-pot pellets.  Target for the pilot-scale pot-grate pellets is a compressive strength of 400 pounds-force.  The bentonite binder addition rate has been fixed at 15 pounds per long ton of concentrate and the moisture level at 9.4%.  This is good and very typical of the world-class quality taconite pellets produced in the U.S. and Canada.

The mini-pot test results are a good relative indicator of pellet physical quality but are not necessarily commercially scalable, which is why pilot-scale work must be undertaken when projects like Pampa de Pongo reach advanced scoping levels.

Pilot-Scale Metallurgical Testing

Pilot-scale pelletizing is being undertaken (using a large 1,090 kilogram representative sample) to confirm that the physical and metallurgical characteristics of the Pampa de Pongo pellets are commercially-scalable.  A total of five bench-scale (mini-pot) grate tests were conducted to select the firing parameters for the pilot-scale pot grate test.  Pilot-scale pelletizing and fired-pellet production has been completed.

The physical and metallurgical evaluation of the pellets is also complete, and NRRI has indicated that the pellet reducibility, porosity, and swelling are “very good”.  Chemical analysis of the pellets is in progress at an independent, external laboratory.  A representative sample of the pilot-scale pellets is currently being analyzed for reducibility, low temperature breakdown (LTB), and swelling to determine their quality as a commercial-scale blast furnace pellet feed.  Once the results of all tests are complete, NRRI will deliver their final report.

Direct Reduction (DR) Pellet Evaluation

A representative sample of pellets has been shipped for further evaluation by MIDREX Technologies, Inc., the world leader in gas-based Direct Reduced Iron (DRI) technology.   DRI grade pellets are premium products and typically attract higher value contracts than Blast Furnace grade pellets.

Project Background

The Issuer is moving quickly to complete commercially scalable pilot-scale metallurgical test work for inclusion in the Mine Scoping Study, currently being completed by SRK.

The SRK scoping study and preliminary economic assessment will include results of the metallurgical work currently being completed.  Inclusion of positive, commercial-scale metallurgical work into the Scoping Study is expected to add significant value to the Pampa de Pongo project.  Delivery of the final report and upload to SEDAR is expected to be completed before the end of September.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer.

The work programs at Pampa de Pongo are designed by, and are supervised by, Keith J. Henderson, the Issuer’s Vice President-Exploration, and Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical, who together are responsible for all aspects of the work, including the quality control/quality assurance program.  Metallurgical test work is being undertaken by Natural Resources Research Institute’s (NRRI’s) Coleraine Minerals Research Labs (CMRL), Minnesota, and the work is designed and supervised by Dr. Ripke.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.  ICP analysis reported in this release has been completed internally at NRRI.  Representative samples have been forwarded to ALS Chemex in Nevada and Vancouver for independent ISO-certified analysis.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

September 9, 2008